 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Resignation of Officers

On November 19, 2025, the Board of Directors (the “Board”) of Diana Shipping Inc. (the “Company”) passed a resolution to accept the resignations of Mr. Anastasios Margaronis from his position as President of the Company and as a member of the Executive Committee, and Mr. Ioannis Zafirakis as co-Chief Financial Officer, Chief Strategy Officer, Secretary and Treasurer of the Company, effective as of January 1, 2026.

Appointment of Officers

On the same date, the Board passed a resolution to appoint the following individuals to serve in their respective positions opposite their names below, effective as of January 1, 2026, in addition to any other titles they may currently hold, until their respective successor is duly elected and qualified or their earlier resignation, removal or death:

Mr. Ioannis Zafirakis	President
Mr. Evangelos Sfakiotakis	Chief Technical Investment Officer
Ms. Margarita Veniou	Secretary and Corporate Contact
Ms. Maria Dede	Treasurer

The biographical information of Mr. Evangelos Sfakiotakis is provided below:

Evangelos Sfakiotakis is the Chief Operating Officer of Diana Shipping Services S.A. since September 2022, overseeing the operational performance and strategic management of a fleet of more than 30 bulk carriers. With more than 25 years of experience across the shipping industry, he has held senior leadership roles in technical, fleet, and corporate operations within major ship-management organizations.

Before joining Diana Shipping Services in 2022, he served as COO of Pavimar S.A., managing a diverse fleet of carriers, container vessels, and tankers. Earlier, he spent over a decade at TMS Tankers Ltd, where he progressed from Fleet Manager to Technical Manager, supervising a fleet of up to 50 tankers (VLCC, Aframax, Suezmax, Handymax). His responsibilities covered full technical operations, strategic planning, and the oversight of both Technical and Purchasing Departments.

Mr. Sfakiotakis holds a Diploma in Mechanical Engineering from the University of Patras and completed extensive postgraduate research in mechanical engineering, contributing to scientific publications in the fields of computational mechanics, gear technology, and structural analysis.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 21, 2025	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President